August 26, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	Tech Tonic Group Corp.
Registration Statement on Form S-1 Filed July 31, 2024 File No. 333-281124

Dear Matthew Crispino,

We received your letter dated August 22, 2024, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 31, 2024. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Cover Page

1. You indicate that you are an emerging growth company. Therefore, please revise the cover page to indicate by check mark if you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Response: We have revised the cover page in accordance with the Commission's comment.

2. We note your disclosure that you are not a blank check company and have no plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company. Please also disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company.

Response: We have disclosed that neither the company, its executives, any company promoters, nor their affiliates intend to use the company, once it becomes a reporting company, as a vehicle for a private company to become a reporting company.

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Risk Factors

Because our sole officer and director will only be devoting limited time.... page 9

3. We note your disclosure that Mr. Perfilev will devote limited time to the business. Please revise this risk factor to clarify whether Mr. Perfilev, your sole officer and director, has any specific conflicts of interest that may arise from his other business activities.

Response: We have revised this risk factor to clarify specific conflicts of interest that may arise from Mr. Perfilev’s other business activities.

As an emerging growth company under the jobs act, we are permitted to rely on exemptions from certain disclosure requirements, page 10

4. Please update your disclosure to reflect that the current revenue threshold for an Emerging Growth Company (EGC) is $1.235 billion. Make similar revisions to the disclosure on page 15. Refer to the definition of EGC in Rule 405 under the Securities Act. Also, since you are a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an EGC, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response: We have updated our disclosure to reflect that the current revenue threshold for an Emerging Growth Company is $1.235 billion and have added a separate risk factor stating that even if we no longer qualify as an EGC, we may still be subject to reduced reporting requirements as long as we are a smaller reporting company.

Report of Independent Registered Public Accounting Firm, page F-1

5. Please explain the reference to the period ended June 30, 2024 in the going concern paragraph of Boladale Lawal's opinion or revise as necessary. We refer to you PCAOB Auditing Standard 2415.

Response: We have filed revised Boladale Lawal's opinion.

General

6. It appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: We do not believe that Tech Tonic Group Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

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Specifically, we do not believe that Tech Tonic Group Corp. can be classified as having “no or nominal operations”. We have carefully considered our company and believe that it is an operating company, not a shell company. There is a focused business in the software and mobile application development industries, and management has specific knowledge and experience in our line of business as stated in the S-1. From inception, Tech Tonic Group Corp. has devoted significant time to developing its business, researching potential markets, and raising capital. In furtherance of our planned business, Tech Tonic Group Corp. has identified its first customer and received a prepayment of $2,000 for IT services. Additionally, the company is negotiating the purchase of a website.

While our assets and operations are not yet large in size, they are more than “nominal”. The assets that we possess are sufficient for our current stage of development. We do not believe that our business activities and the various other steps we have taken in the furtherance of our planned business can be classified as having “no or nominal operations”. We believe that we better fit the definition of a “start-up” company than that of a “shell company.”

7. Please provide an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement as required by Item 601(b)(5)(i) of Regulation S-K.

Response: We have filed an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement.

Sincerely,

Dmitrii Perfilev, President

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